Opnext, Inc.
1 Christopher Way
Eatontown, New Jersey 07724
February 13, 2007
VIA EDGAR AND FACSIMILE
Securities and Exchange Commission
Office of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Russell Mancuso
Eduardo Aleman

Re:	Opnext, Inc.
Registration Statement on Form S-1 (File No. 333-138262), as amended
Ladies and Gentlemen:
     Pursuant to Rule 461 of Regulation C under the Securities Act of 1933, as amended, Opnext, Inc., a Delaware corporation (the “Registrant”), hereby requests that the effective date of the above-referenced Registration Statement be accelerated to, and that such Registration Statement be declared effective on, Wednesday, February 14, 2007 at 3:00 p.m., Eastern time, or as soon thereafter as practicable, unless we or our outside counsel, Latham & Watkins LLP, request by telephone that such Registration Statement be declared effective at some other time.
     The Registrant acknowledges that:
•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
(Signature Page Follows)

Securities and Exchange Commission

Very truly yours, Opnext, Inc.
By:	/s/ Harry L.Bosco
	Name:	Harry L. Bosco
	Title:	President and Chief Executive Officer